Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE MONTHS ENDING MARCH 31, 2022

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	March 31,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents (Note 21)	$271,876	$283,550
Short-term investments (Note 5)	54,410	51,723
Trade and other receivables	139,513	128,150
Income tax receivables	22,281	20,282
Inventories (Note 6)	472,959	500,462
Derivative assets (Note 4a)	7,143	3,995
Prepaid expenses and other current assets	14,441	13,007
	982,623	1,001,169
Non-current assets
Mineral properties, plant and equipment (Note 7)	2,330,156	2,344,551
Long-term inventories (Note 6)	26,457	25,644
Long-term tax receivables	9,044	8,711
Deferred tax assets	61,992	55,953
Long-term investment and associate (Note 8)	124,677	77,410
Goodwill & other assets (Note 9)	5,348	5,146
Total assets	$3,540,297	$3,518,584

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$299,593	$306,087
Derivative liabilities (Note 4a)	1,115	351
Provisions (Note 11)	12,508	8,041
Lease obligations (Note 12)	11,974	10,663
Debt (Note 13)	3,400	3,400
Income tax payables	33,370	59,133
	361,960	387,675
Non-current liabilities
Long-term provisions (Note 11)	246,250	240,111
Deferred tax liabilities	171,433	184,785
Long-term lease obligations (Note 12)	20,622	19,898
Long-term debt (Note 13)	11,050	11,900
Deferred revenue (Note 14)	14,951	12,516
Other long-term liabilities (Note 15)	26,062	25,691
Total liabilities	852,328	882,576

Equity (Note 16)
Issued capital	3,136,626	3,136,214
Reserves	93,348	93,375
Deficit	(546,773)	(598,035)
Total equity attributable to Company shareholders	2,683,201	2,631,554
Non-controlling interests	4,768	4,454
Total equity	2,687,969	2,636,008
Total liabilities and equity	$3,540,297	$3,518,584
Contingencies (Note 24)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON MAY 11, 2022

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2022	2021
Revenue (Note 22)	$439,888	$368,099
Cost of sales (Note 22)
Production costs (Note 17)	(278,828)	(193,180)
Depreciation and amortization	(84,526)	(75,093)
Royalties	(9,779)	(9,862)
	(373,133)	(278,135)
Mine operating earnings (Note 22)	66,755	89,964

General and administrative	(10,893)	(8,052)
Exploration and project development	(2,799)	(2,480)
Mine care and maintenance (Note 18)	(9,668)	(7,266)
Foreign exchange losses	(3,054)	(2,409)
Gains on derivatives (Note 4c)	4,362	2,370
(Losses) gains on sale of mineral properties, plant and equipment	(177)	110
Gains and income from associates (Note 8)	45,033	198
Other income	1,081	854
Earnings from operations	90,640	73,289
Investment income (loss) (Note 4b)	2,826	(39,033)
Interest and finance expense (Note 19)	(5,195)	(3,841)
Earnings before income taxes	88,271	30,415
Income tax expense (Note 23)	(11,440)	(37,977)
Net earnings (loss) and comprehensive earnings (loss)	$76,831	$(7,562)

Net earnings (loss) and comprehensive earnings (loss) attributable to:
Equity holders of the Company	$76,517	$(7,798)
Non-controlling interests	314	236
	$76,831	$(7,562)

Earnings (loss) per share attributable to common shareholders (Note 20)
Basic earnings (loss) per share	$0.36	$(0.04)
Diluted earnings (loss) per share	$0.36	$(0.04)
Weighted average shares outstanding (in 000’s) Basic	210,463	210,261
Weighted average shares outstanding (in 000’s) Diluted	210,550	210,261
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2022	2021
Operating activities
Net earnings (loss) for the period	$76,831	$(7,562)
Income tax expense (Note 23)	11,440	37,977
Depreciation and amortization	84,526	75,093
Gains and income from associates (Note 8)	(45,033)	(198)
Accretion on closure and decommissioning provision (Notes 11,19)	3,710	1,869
Unrealized foreign exchange losses	2,328	2,167
Interest expense (Note 19)	895	1,043
Investment (income) loss	(2,826)	39,033
Interest paid	(1,370)	(1,215)
Interest received	18	117
Income taxes paid	(58,273)	(61,333)
Other operating activities (Note 21)	11,570	(9,743)
Net change in non-cash working capital items (Note 21)	(15,058)	(47,398)
	$68,758	$29,850
Investing activities
Payments for mineral properties, plant and equipment	$(61,453)	$(47,971)
Proceeds from disposition of mineral properties, plant and equipment	7,699	770
Proceeds from short-term investments	704	255
Net proceeds from derivatives	1,978	2,484
	$(51,072)	$(44,462)
Financing activities
Proceeds from common shares issued	$323	$39
Distributions to non-controlling interests	—	(313)
Dividends paid	(25,255)	(14,718)
Repayment of debt (Note 13)	(850)	—
Payment of equipment leases	(3,419)	(2,982)
	$(29,201)	$(17,974)
Effects of exchange rate changes on cash and cash equivalents	(159)	(1,030)
Decrease in cash and cash equivalents	(11,674)	(33,616)
Cash and cash equivalents at the beginning of the period	283,550	167,113
Cash and cash equivalents at the end of the period	$271,876	$133,497
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2020	210,258,667	$3,132,140	$93,409	$(623,030)	$2,602,519	$3,320	$2,605,839
Total comprehensive earnings
Net earnings for the year	—	—	—	97,428	97,428	1,134	98,562
Shares issued on the exercise of stock options	65,780	762	(143)	—	619	—	619
Shares issued as compensation	133,077	3,312	—	—	3,312	—	3,312
Share-based compensation on option grants	—	—	109	—	109	—	109
Distributions by subsidiaries to non-controlling interests	—	—	—	(933)	(933)	—	(933)
Dividends paid	—	—	—	(71,500)	(71,500)	—	(71,500)
Balance, December 31, 2021	210,457,524	$3,136,214	$93,375	$(598,035)	$2,631,554	$4,454	$2,636,008
Total comprehensive earnings
Net earnings for the period	—	—	—	76,517	76,517	314	76,831
Shares issued on the exercise of stock options	26,930	412	(89)	—	323	—	323
Share-based compensation on option grants	—	—	62	—	62	—	62
Dividends paid	—	—	—	(25,255)	(25,255)	—	(25,255)
Balance, March 31, 2022	210,484,454	$3,136,626	$93,348	$(546,773)	$2,683,201	$4,768	$2,687,969

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2020	210,258,667	$3,132,140	$93,409	$(623,030)	$2,602,519	$3,320	$2,605,839
Total comprehensive loss
Net loss for the period	—	—	—	(7,798)	(7,798)	236	(7,562)
Shares issued on the exercise of stock options	2,868	46	(7)	—	39	—	39
Share-based compensation on option grants	—	—	5	—	5	—	5
Distributions by subsidiaries to non-controlling interests	—	—	—	(313)	(313)	—	(313)
Dividends paid	—	—	—	(14,718)	(14,718)	—	(14,718)
Balance, March 31 2021	210,261,535	$3,132,186	$93,407	$(645,859)	$2,579,734	$3,556	$2,583,290
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at March 31, 2022, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala. In late February 2022, the Company's Morococha mine in Peru was placed on care and maintenance as a requirement to move the processing facilities to allow for the expansion of a neighboring mine.
Principal subsidiaries:
The principal subsidiaries of the Company and their geographic locations at March 31, 2022 were as follows:

Location	Subsidiary	Ownership Interest	Accounting	Operations and Development Projects Owned
Canada	Lake Shore Gold Corp.	100%	Consolidated	Bell Creek and Timmins West mines
Mexico	Plata Panamericana S.A. de C.V.	100%	Consolidated	La Colorada mine
	Compañía Minera Dolores S.A. de C.V.	100%	Consolidated	Dolores mine
Peru	Pan American Silver Huaron S.A.	100%	Consolidated	Huaron mine
	Compañía Minera Argentum S.A.	92%	Consolidated	Morococha mine
	Shahuindo S.A.C.	100%	Consolidated	Shahuindo mine
	La Arena S.A.	100%	Consolidated	La Arena mine
Bolivia	Pan American Silver (Bolivia) S.A.	95%	Consolidated	San Vicente mine
Guatemala	Pan American Silver Guatemala S.A.	100%	Consolidated	Escobal mine
Argentina	Minera Tritón Argentina S.A.	100%	Consolidated	Manantial Espejo & Cap-Oeste Sur Este mines
	Minera Joaquin S.R.L.	100%	Consolidated	Joaquin mine
	Minera Argenta S.A.	100%	Consolidated	Navidad project
2. BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2021 (the " Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS, AND JUDGEMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021.
b)Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.
c)Significant judgements
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022, the Company applied the critical judgments and estimates disclosed in Note 5 of its audited consolidated financial statements for the year ended December 31, 2021.
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

March 31, 2022	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$271,876	$—	$—	$271,876
Trade receivables from provisional concentrates sales(1)	—	48,242	—	48,242
Receivables not arising from sale of metal concentrates(1)	73,748	—	—	73,748
Short-term investments	—	54,410	—	54,410
Long-term investment and associate(2)	—	—	124,677	124,677
Derivative assets	—	7,143	—	7,143
	$345,624	$109,795	$124,677	$580,096
Financial Liabilities:
Derivative liabilities	$—	$1,115	$—	$1,115
Debt	$14,450	$—	$—	$14,450
(1)Included in Trade and other receivables.
(2)Comprised of the Company's investment in Maverix Metals Inc. ("Maverix") (Note 8).

December 31, 2021	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$283,550	$—	$—	$283,550
Trade receivables from provisional concentrates sales(1)	—	40,020	—	40,020
Receivables not arising from sale of metal concentrates(1)	76,902	—	—	76,902
Short-term investments	—	51,723	—	51,723
Derivative assets	—	3,995	—	3,995
	$360,452	$95,738	$—	$456,190
Financial Liabilities:
Derivative liabilities	$—	$351	$—	$351
Debt	$15,300	$—	$—	$15,300
(1)Included in Trade and other receivables.
b)Short-term investments recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments are recorded at FVTPL. The gains (losses) from short-term investments for the three months ended March 31, 2022 and 2021 were as follows:

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended March 31,
	2022	2021
Unrealized gains (losses) on short-term investments	$2,456	$(39,033)
Realized gains on short-term investments	370	—
	$2,826	$(39,033)
c)Derivative instruments
The Company's derivatives are comprised of foreign currency and commodity contracts. The gains on derivatives for the three months ended March 31, 2022 and 2021 were comprised of the following:

	Three months ended March 31,
	2022	2021
Gains on derivatives
Realized gains on derivatives	$1,979	$2,477
Unrealized gains (losses) on derivatives	2,383	(107)
	$4,362	$2,370
d)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At March 31, 2022		At December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$54,410	$—	$51,723	$—
Long-term investment and associate(1)	124,677	—	—	—
Trade receivables from provisional concentrate sales	—	48,242	—	40,020
Derivative assets	—	7,143	—	3,995
Derivative liabilities	—	(1,115)	—	(351)
	$179,087	$54,270	$51,723	$43,664
(1)Comprised of the Company's investment in Maverix (Note 8).
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2021.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
ii) Valuation Techniques
Short-term investments, and long-term investment and associate
The Company’s short-term investments, and long-term investment and associate are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts which are valued using observable market prices.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
e)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2022, the Company had receivable balances associated with buyers of its concentrates of $48.2 million (December 31, 2021 - $40.0 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, and Timmins is refined under long-term agreements with fixed refining terms at seven separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At March 31, 2022, the Company had approximately $35.7 million (December 31, 2021 - $52.3 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries. Risk is transferred to the refineries upon delivery.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company maintains an active credit management and monitoring program to minimize the risk of excessive credit risk concentration with any single counterparty.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at March 31, 2022, we had made $17.5 million of supplier advances (December 31, 2021 - $11.2 million), which are reflected in “Trade and other receivables” on the consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three months ended March 31, 2022.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
At March 31, 2022, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN") and Canadian dollar ("CAD") purchases. The Company recorded gains of $0.5 million, $2.1 million, and $0.2 million, respectively, on MXN, PEN and CAD derivative contracts for the three months ended March 31, 2022 (2021 - losses of $0.8 million, losses of $0.9 million and gains of $0.5 million, respectively).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three months ended March 31, 2022 on its cash and short-term investments was 0.33% (2021 - 0.35%).
On August 10, 2021 the Company entered into a Sustainability-Linked Credit Facility which replaced the Company's revolving credit facility (the "Credit Facility") (Note 13). There were no amounts drawn during the three months ended March 31, 2022 and March 31, 2021 on either the Sustainability-Linked Credit Facility or the Credit Facility.
In June 2021, a wholly-owned Peruvian subsidiary of the Company entered into a loan agreement (the "Loan") for the purpose of certain construction financing (Note 13). The Loan incurred an average interest rate of 3.6% during the three months ended March 31, 2022.
At March 31, 2022, the Company had $32.6 million in lease obligations (December 31, 2021 - $30.6 million) that are subject to an annualized interest rate of 10.4% (2021 - 10.6%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
During the three months ended March 31, 2021, the Company entered into collars made up of put and call contracts for its exposure to copper but did not enter into copper contracts during the three months ended March 31, 2022. The Company recorded losses of $0.6 million during the three months ended March 31, 2021.
At March 31, 2022, the Company had outstanding positions of diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Company recorded gains of $2.8 million on Diesel fuel swaps during the three months ended March 31, 2022 (2021 - gains of $4.2 million).
At March 31, 2022, the Company had outstanding zinc sales contracts to manage exposure to fluctuation in prices. The company recorded losses of $1.1 million on these positions during the three months ended March 31, 2022. The Company did not enter into zinc contracts during the three months ended March 31, 2021.

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
5. SHORT-TERM INVESTMENTS

	March 31, 2022			December 31, 2021
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$54,410	$20,781	$33,629	$51,723	$20,419	$31,304

6. INVENTORIES

Inventories consist of:

	March 31, 2022	December 31, 2021
Concentrate inventory	$26,619	$30,647
Stockpile ore	33,121	43,216
Heap leach inventory and in process	287,503	286,266
Doré and finished inventory	63,500	81,448
Materials and supplies	88,673	84,529
Total inventories	$499,416	$526,106
Less: current portion of inventories	$(472,959)	$(500,462)
Non-current portion of inventories(1)	$26,457	$25,644
(1)Inventories at Escobal mine, which include $19.2 million (December 31, 2021 - $18.3 million) in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value amounted to $190.3 million at March 31, 2022 (December 31, 2021 – $203.7 million). The Company recorded write-downs of $14.4 million for the three months ended March 31, 2022 (2021 – recoveries of $8.1 million) and were included in cost of sales.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	March 31, 2022			December 31, 2021
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Producing properties:
Huaron, Peru	$230,374	$(144,553)	$85,821	$224,700	$(141,902)	$82,798
Morococha, Peru	258,086	(178,505)	79,581	277,105	(188,821)	88,284
Shahuindo, Peru	597,354	(142,140)	455,214	590,096	(132,727)	457,369
La Arena, Peru	220,615	(113,351)	107,264	208,306	(105,006)	103,300
La Colorada, Mexico	366,041	(190,734)	175,307	355,471	(185,684)	169,787
Dolores, Mexico(1)	1,752,000	(1,385,854)	366,146	1,738,040	(1,350,908)	387,132
Manantial Espejo, Argentina (2)	519,399	(506,584)	12,815	518,931	(500,244)	18,687
San Vicente, Bolivia	154,308	(112,845)	41,463	151,045	(110,829)	40,216
Timmins, Canada	338,163	(108,797)	229,366	335,488	(103,903)	231,585
Other	29,542	(20,109)	9,433	29,804	(19,664)	10,140
	$4,465,882	$(2,903,472)	$1,562,410	$4,428,986	$(2,839,688)	$1,589,298
Non-Producing Properties:
Land	$6,373	$(871)	$5,502	$6,373	$(871)	$5,502
Navidad, Argentina(3)	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Escobal, Guatemala	258,877	(2,191)	256,686	257,390	(1,842)	255,548
Timmins, Canada	63,477	—	63,477	63,018	—	63,018
Shahuindo, Peru	3,549	—	3,549	3,549	—	3,549
La Arena, Peru	117,011	—	117,011	117,005	—	117,005
Minefinders, Mexico	78,443	(36,975)	41,468	78,443	(36,975)	41,468
La Colorada, Mexico	66,426	—	66,426	55,370	—	55,370
Morococha, Peru	2,981	—	2,981	2,981	—	2,981
Other	32,366	(12,196)	20,170	32,426	(12,090)	20,336
	$1,196,080	$(428,334)	$767,746	$1,183,132	$(427,879)	$755,253

Total	$5,661,962	$(3,331,806)	$2,330,156	$5,612,118	$(3,267,567)	$2,344,551
(1)Includes previously recorded impairment charges of $748.9 million at March 31, 2022 (December 31, 2021 - $748.9 million).
(2)Includes previously recorded impairment charges of $173.3 million at March 31, 2022 (December 31, 2021 - $173.3 million).
(3)Includes previously recorded impairment charges of $376.1 million at March 31, 2022 (December 31, 2021 - $376.1 million).
Dispositions
On March 29, 2022, the Company received a $7.0 million payment from an arm's length party to be applied to certain costs associated with the closure and reclamation of the Morococha mine processing facility. This payment was included in proceeds from disposition of mineral properties, plant and equipment during the three months ended March 31, 2022.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
8. LONG-TERM INVESTMENT AND ASSOCIATE

The following table shows a continuity of the Company's long-term investment and associate, classified as financial assets measured at fair value through other comprehensive income ("FVTOCI") and equity investees:

	FVTOCI	Investment in Associate
	Maverix	Maverix	Total
At December 31, 2020	$—	$71,560	$71,560
Acquisition of shares in associate	—	2,616	2,616
Equity pick-up from equity investees	—	4,510	4,510
Dilution losses	—	(34)	(34)
Adjustment for change in ownership interest	—	(22)	(22)
Dividends received	—	(1,220)	(1,220)
At December 31, 2021	—	77,410	77,410
Equity pick-up from equity investees	$—	$413	$413
Shareholder capital contribution	—	—	—
Dividends received	—	(325)	(325)
Loss of significant influence	124,677	(77,498)	47,179
At March 31, 2022	$124,677	$—	$124,677
Investment in Maverix:
On March 31, 2022, the Company determined that it no longer held significant influence over Maverix due to declining to exercise its right to nominate a representative to serve as a director on Maverix’s Board of Directors and accordingly the Company no longer has the power to participate in the financial and operating policy decisions of Maverix. As a result, the Company recorded a $44.6 million gain concurrent with the redesignation of its investment in Maverix from Investment in Associate, accounted using the "equity method" whereby the Company's recorded into income its ownership proportion of Maverix estimated earnings, into a long-term financial asset recorded at FVTOCI.
The Company's share of Maverix income or loss was recorded based on its 17% interest during the three months ended March 31, 2022 and 2021, representing the Company’s fully diluted ownership.
9. GOODWILL AND OTHER ASSETS

Other assets consist of:

	March 31, 2022	December 31, 2021
Goodwill	$2,775	$2,775
Equity investments	1,435	1,247
Other assets	1,138	1,124
	$5,348	$5,146

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	March 31, 2022	December 31, 2021
Trade account payables(1)	$75,153	$77,461
Royalty payables	26,591	24,113
Other accounts payable and accrued liabilities	108,167	107,207
Payroll and severance liabilities	58,073	64,968
Value added tax liabilities	12,621	12,006
Other tax payables	18,988	20,332
	$299,593	$306,087
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
11. PROVISIONS

2022
Closure and decommissioning, December 31, 2021	$242,861
Revisions in estimates and obligations incurred	7,190
Reclamation expenditures	(976)
Accretion expense (Note 19)	3,710
Closure and decommissioning, March 31, 2022	$252,785
Litigation	5,973
Total provisions, March 31, 2022	$258,758

Provision classification:	March 31, 2022	December 31, 2021
Current	$12,508	$8,041
Non-Current	246,250	240,111
	$258,758	$248,152
12. LEASES

Right-of-use Assets ("ROU")
The following table summarizes changes in ROU Assets for the three months ended March 31, 2022 which have been recorded in mineral properties, plant and equipment on the condensed interim consolidated statements of financial position:

Three months ended March 31, 2022
Opening net book value	$29,496
Additions	5,552
Depreciation	(3,064)
Other	(844)
Closing net book value	$31,140

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at March 31, 2022 and December 31, 2021 to their present value for the Company's lease obligations:

	March 31, 2022	December 31, 2021
Within one year	$12,874	$11,690
Between one and five years	18,210	16,676
Beyond five years	16,228	16,934
Total undiscounted lease obligations	47,312	45,300
Less future interest charges	(14,716)	(14,739)
Total discounted lease obligations	32,596	30,561
Less current portion of lease obligations	(11,974)	(10,663)
Non-current portion of lease obligations	$20,622	$19,898
13. DEBT

Debt consists of:

	March 31, 2022	December 31, 2021
Loan	$14,450	$15,300
Less: current portion of Loan	(3,400)	(3,400)
Non-current portion of Loan	$11,050	$11,900
In June 2021, a wholly-owned Peruvian subsidiary of the Company entered into a Loan for the purpose of certain construction financing. The Loan is denominated in USD, has a five-year term with quarterly repayments and bears interest of 3.6% per annum.
On August 10, 2021, Pan American Silver Corp. entered into an amendment agreement to amend and extend its $500 million Credit Facility, with a maturity date of February 1, 2023, into a $500 million Sustainability-Linked Credit Facility. The Sustainability-Linked Credit Facility features a pricing mechanism allowing for pricing adjustments on drawn and undrawn balances based on the Company's sustainability performance ratings and scores published by MSCI and S&P Global, leaders in ESG and Corporate Governance research and ratings. The Sustainability-Linked Credit Facility matures on August 8, 2025. In addition, the financial covenants include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. The Sustainability-Linked Credit Facility and Credit Facility, respectively, were undrawn at March 31, 2022 and December 31, 2021. As of March 31, 2022, the Company was in compliance with all covenants required by the Sustainability-Linked Credit Facility.
The Sustainability-Linked Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes. Subject to pricing adjustment based on sustainability performance ratings and scores, any amounts drawn under the Sustainability-Linked Credit Facility will incur interest at LIBOR plus 1.825% to 2.80%. Undrawn amounts are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and subject to pricing adjustments based on sustainability performance ratings and scores.
The Company did not draw from these credit facilities during the three months ended March 31, 2022 and 2021 and incurred $0.6 million and $0.5 million, respectively, in standby charges on undrawn amounts.

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
14. DEFERRED REVENUE

On July 11, 2016 the Company recognized a deferred revenue liability after it sold precious metal streams to Maverix whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, respectively (the "Streams").
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix and increased by $2.5 million during the three months ended March 31, 2022 to record the deferred revenue previously not recognized while using the equity method of accounting after concluding that it no longer held significant influence of Maverix. The deferred revenue liability was $15.0 million at March 31, 2022 (December 31, 2021 - $12.5 million).
15. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	March 31, 2022	December 31, 2021
Deferred credit(1)	$20,788	$20,788
Other tax payables	15	16
Severance liabilities	5,259	4,887
	$26,062	$25,691
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three months ended March 31, 2022, the total share-based compensation expense relating to stock options and Compensation Shares was $1.3 million (2021 - $0.9 million) and is presented as a component of general and administrative expense.
•Stock options
The Company did not grant any stock options during the three months ended March 31, 2022 or the comparative periods in 2021.
During the three months ended March 31, 2022, the Company issued 26,930 common shares in connection with the exercise of options (2021 – 2,868 common shares).
The following table summarizes changes in stock options for the three months ended March 31, 2022 and year ended December 31, 2021:

	Stock Options
	Options	Weighted Average Exercise Price CAD$
As at December 31, 2020	317,417	$18.78
Granted	53,115	30.70
Exercised	(65,780)	11.77
Expired	(2,162)	41.62
Forfeited	(23,587)	32.27
As at December 31, 2021	279,003	$21.38
Exercised	(26,930)	15.15
Expired	(4,324)	41.62
As at March 31, 2022	247,749	$21.71

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The following table summarizes information about the Company's stock options outstanding at March 31, 2022:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2022	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at March 31, 2022	Weighted Average Exercise Price CAD$
$9.76 - $17.11	31,882	0.6	$12.55	31,882	$12.55
$17.12 - $24.46	134,097	3.3	$18.56	134,097	$18.56
$24.47 - $31.81	74,165	6.2	$29.52	21,050	$26.54
$31.82 - $39.48	7,605	5.7	$39.48	3,804	$39.48
	247,749	3.9	$21.71	190,833	$18.85
b.PSUs
The Company recorded an expense of $0.7 million for PSUs for the three months ended March 31, 2022 (2021 - $0.2 million) and is presented as a component of general and administrative expense.
At March 31, 2022, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2020	255,559	$8,870
Granted	79,417	2,049
Paid out	(117,328)	(4,539)
Change in value	—	(901)
As at December 31, 2021	217,648	$5,479
Change in value	—	554
As at March 31, 2022	217,648	$6,033
c.RSUs
Compensation expense for RSUs was $1.3 million for the three months ended March 31, 2022 (2021 - $0.6 million) and is presented as a component of general and administrative expense.
At March 31, 2022, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2020	396,572	$13,730
Granted	240,366	5,818
Paid out	(197,320)	(4,829)
Forfeited	(13,218)	(329)
Change in value	—	(3,699)
As at December 31, 2021	426,400	$10,691
Forfeited	(3,126)	(86)
Change in value	—	1,079
As at March 31, 2022	423,274	$11,684
d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
e.Dividends
The Company declared the following dividends for May 11, 2022 and the three months ended March 31, 2022 and 2021:

Declaration Date	Record Date	Dividend per common share
May 11, 2022(1)	May 24, 2022	$0.120
February 23, 2022	March 7, 2022	$0.120
November 9, 2021	November 22, 2021	$0.100
August 10, 2021	August 23, 2021	$0.100
May 12, 2021	May 25, 2021	$0.070
February 17, 2021	March 1, 2021	$0.070
(1)These dividends were declared subsequent to the quarter ended March 31, 2022 and have not been recognized as distributions to owners during the period presented.
f.CVRs
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313,887,490 Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15,600,208 common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of March 31, 2022, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares (December 31, 2021 - 313,883,990 CVRs convertible into 15,600,034 common shares).
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended March 31,
	2022	2021
Materials and consumables	$95,075	$88,064
Salaries and employee benefits	80,004	81,861
Contractors	54,544	46,843
Utilities	16,060	11,810
Other expense	4,771	12,020
Changes in inventories	28,374	(47,418)
	$278,828	$193,180
18. MINE CARE AND MAINTENANCE

	Three months ended March 31,
	2022	2021
Mine care and maintenance expenses(1)	$9,668	$7,266
(1)Comprised of Escobal mine, Morococha mine and Navidad project.

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
19. INTEREST AND FINANCE EXPENSE

	Three months ended March 31,
	2022	2021
Interest expense	$895	$1,043
Finance fees	590	929
Accretion expense (Note 11)	3,710	1,869
	$5,195	$3,841
20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended March 31,		2022		2021
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (loss) for the period	$76,517			$(7,798)
Basic earnings (loss) per share	$76,517	210,463	$0.36	$(7,798)	210,261	$(0.04)
Effect of Dilutive Securities:
Stock Options	—	87		—	—
Diluted earnings (loss) per share	$76,517	210,550	$0.36	$(7,798)	210,261	$(0.04)
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three months ended March 31, 2022 were 60,720 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares (2021 – 10,090 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares).
21. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended March 31,
Other operating activities	2022	2021
Adjustments for non-cash income statement items:
Net realizable value adjustment for inventories	$14,443	$(8,143)
Gains on derivatives (Note 4c)	(4,362)	(2,370)
Share-based compensation expense	1,312	880
Losses (gains) on sale of mineral properties, plant and equipment	177	(110)
	$11,570	$(9,743)

	Three months ended March 31,
Changes in non-cash operating working capital items:	2022	2021
Trade and other receivables	$(12,377)	$1,223
Inventories	10,335	(39,934)
Prepaid expenses	(994)	(2,180)
Accounts payable and accrued liabilities	(11,728)	(6,415)
Provisions	(294)	(92)
	$(15,058)	$(47,398)

Cash and Cash Equivalents	March 31, 2022	December 31, 2021
Cash in banks	$271,876	$283,550

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
22. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended March 31, 2022
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$44,722	$24,463	$5,276	$14,983	$12,415
Peru	Huaron	43,133	22,876	3,031	17,226	3,149
	Morococha	22,305	22,181	2,308	(2,184)	351
Bolivia	San Vicente	16,902	12,840	1,987	2,075	2,901
Argentina	Manantial Espejo	33,150	26,575	5,643	932	1,089
Guatemala	Escobal	—	—	—	—	304
Total Silver Segment		160,212	108,935	18,245	33,032	20,209
Gold Segment:
Mexico	Dolores	92,118	67,508	34,489	(9,879)	14,353
Peru	Shahuindo	66,140	33,045	10,619	22,476	6,687
	La Arena	55,018	28,709	9,824	16,485	12,959
Canada	Timmins	66,400	50,108	10,270	6,022	10,325
Total Gold Segment		279,676	179,370	65,202	35,104	44,324
Other segment:
Canada	Pas Corp	—	—	105	(105)	86
Argentina	Navidad	—	—	—	—	15
Other	Other	—	302	974	(1,276)	238
Total		$439,888	$288,607	$84,526	$66,755	$64,872
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended March 31, 2021
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$5,330	$4,204	$2,364	$(1,238)	$9,468
Peru	Huaron	38,502	21,706	2,875	13,921	1,612
	Morococha	24,357	18,164	3,550	2,643	2,391
Bolivia	San Vicente	24,651	15,909	2,936	5,806	558
Argentina	Manantial Espejo	29,102	26,396	3,963	(1,257)	1,378
Guatemala	Escobal	—	—	—	—	32
Total Silver Segment		121,942	86,379	15,688	19,875	15,439
Gold Segment:
Mexico	Dolores	72,493	28,840	28,581	15,072	8,918
Peru	Shahuindo	58,337	25,772	9,158	23,407	2,822
	La Arena	55,953	19,063	11,251	25,639	14,719
Canada	Timmins	59,374	42,988	10,040	6,346	8,866
Total Gold Segment		246,157	116,663	59,030	70,464	35,325
Other segment:
Canada	Pas Corp	—	—	119	(119)	81
Argentina	Navidad	—	—	—	—	61
Other	Other	—	—	256	(256)	47
Total		$368,099	$203,042	$75,093	$89,964	$50,953
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

At March 31, 2022
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$311,212	$55,675	$255,537
Peru	Huaron	133,268	64,918	68,350
	Morococha	121,197	42,568	78,629
Bolivia	San Vicente	88,315	51,734	36,581
Argentina	Manantial Espejo	64,679	24,950	39,729
Guatemala	Escobal	291,582	20,774	270,808
Total Silver Segment		1,010,253	260,619	749,634
Gold Segment:
Mexico	Dolores	684,489	169,424	515,065
Peru	Shahuindo	600,217	193,374	406,843
	La Arena	316,242	103,045	213,197
Canada	Timmins	398,085	57,087	340,998
Total Gold Segment		1,999,033	522,930	1,476,103
Other segment:
Canada	Pas Corp	218,878	19,179	199,699
Argentina	Navidad	193,992	2,920	191,072
	Other	118,141	46,680	71,461
Total		$3,540,297	$852,328	$2,687,969

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2021
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$299,038	$52,934	$246,104
Peru	Huaron	117,514	59,975	57,539
	Morococha	124,607	40,494	84,113
Bolivia	San Vicente	88,924	53,264	35,660
Argentina	Manantial Espejo	71,012	29,017	41,995
Guatemala	Escobal	287,811	19,833	267,978
Total Silver Segment		988,906	255,517	733,389
Gold Segment:
Mexico	Dolores	750,220	193,638	556,582
Peru	Shahuindo	591,164	199,450	391,714
	La Arena	317,371	106,799	210,572
Canada	Timmins	419,106	62,196	356,910
Total Gold Segment		2,077,861	562,083	1,515,778
Other segment:
Canada	Pas Corp	176,006	16,492	159,514
Argentina	Navidad	193,077	—	193,077
	Other	82,734	48,484	34,250
Total		$3,518,584	$882,576	$2,636,008

	Three months ended March 31,
Product Revenue	2022	2021
Refined silver and gold	$317,397	$278,925
Zinc concentrate	28,281	25,285
Lead concentrate	48,922	17,857
Copper concentrate	28,405	29,834
Silver concentrate	16,883	16,198
Total	$439,888	$368,099
23. INCOME TAXES

Components of Income Tax Expense

	Three months ended March 31,
	2022	2021
Current income tax expense	$30,486	$26,576
Deferred income tax (recovery) expense	(19,046)	11,401
Income tax expense	$11,440	$37,977
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three months ended March 31, 2022 and the comparable period for 2021 were foreign exchange rate fluctuations, changes in the recognition of certain deferred tax assets (primarily resulting from gains/losses on short-term investments and on foreign denominated intercompany debt), mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause fluctuations in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and December 31, 2021, and for the
three months ended March 31, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Reconciliation of Effective Income Tax Rate

	Three months ended March 31,
	2022	2021
Earnings before taxes and non-controlling interest	$88,271	$30,415
Statutory Canadian income tax rate	27.00%	27.00%
Income tax expense based on above rates	$23,833	$8,212
Increase (decrease) due to:
Non-deductible expenditures	2,006	1,367
Foreign tax rate differences	1,501	3,915
Change in net deferred tax assets not recognized	(11,685)	14,590
Effect of other taxes paid (mining and withholding)	4,615	8,374
Effect of foreign exchange on tax expense	(11,462)	7,662
Non-taxable impact of foreign exchange	2,493	(2,546)
Change in non-deductible portion of reclamation liabilities	1,383	(3,243)
Other	(1,244)	(354)
Income tax expense	$11,440	$37,977
24. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2021, there have been no significant changes to these contractual obligations and commitments.
25. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Maverix remained a related party until March 31, 2022 (Note 8). There were no other related party transactions for the three months ended March 31, 2022 and 2021.

PAN AMERICAN SILVER CORP.	23